UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 13

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 (“Amendment No. 13”) amends and supplements Items 2, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015, December 14, 2015, December 18, 2015, December 29, 2015, January 5, 2016, January 6, 2016, January 21, 2016, January 28, 2016, February 4, 2016, February 16, 2016, February 19, 2016 and March 4, 2016 (as so amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“ON Semiconductor”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 13. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

1.	Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph under the subsection entitled “Tender Offer” as follows:

The Offer, which was previously scheduled to expire at the time that is one minute following 11:59 p.m., New York City time, on March 17, 2016, is being extended in accordance with the Merger Agreement until the time that is one minute following 11:59 p.m., New York City time, on March 31, 2016, unless further extended in accordance with the Merger Agreement.

On March 18, 2016, ON Semiconductor issued a press release announcing the extension of the Offer and receipt of the Second Request (as defined below). The full text of the press release is attached as Exhibit (a)(5)(N) to the Schedule 14D-9 and is incorporated herein by reference.

Item 8. Additional Information.

1.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of the subsection entitled “Regulatory Approvals—U.S. Antitrust Laws”:

On March 17, 2016, ON Semiconductor and the Company received from the Federal Trade Commission (“FTC”) a Request for Additional Information and Documentary Material (a “Second Request”) under the HSR Act with respect to the Offer. The waiting period under the HSR Act has thus been extended through the tenth day after the date of substantial compliance by ON Semiconductor with the Second Request.

The Second Request relates primarily to ON Semiconductor’s and the Company’s ignition IGBT businesses. ON Semiconductor has indicated to the FTC ON Semiconductor’s willingness to dispose of ON Semiconductor’s ignition IGBT business, which business generated less than $25 million in revenue during fiscal year 2015, and has initiated a process to discuss the sale of the business with potential purchasers. ON Semiconductor and the Company have discussed the disposition with the staff of the FTC and, based on such discussions, expect that ON Semiconductor’s disposition of its ignition IGBT business will satisfy the FTC’s remaining concerns; however, no assurance can be made that such disposition will occur. The Company and ON Semiconductor continue to work cooperatively and expeditiously in this and other respects with the FTC in connection with its review.

On March 18, 2016, ON Semiconductor issued a press release announcing the extension of the Offer and receipt of the Second Request. The full text of the press release is attached as Exhibit (a)(5)(N) to the Schedule 14D-9 and is incorporated herein by reference.

2.	Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the last paragraph under the subsection entitled “Regulatory Approvals—German Antitrust Laws” in its entirety, and inserting the following paragraph at the end of that subsection as follows (as defined in the Schedule 14D-9, “FCO” refers to the German Federal Cartel Office):

On February 23, 2016, the FCO issued a clearance notification under the Act Against Restraints of Competition in connection with the Offer and the Merger.

3.	Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following sentence as a new paragraph at the end of the subsection entitled “Regulatory Approvals—South Korean Antitrust Laws” as follows:

The parties have determined that pre-closing filings under the Antitrust Laws of South Korea are not required.

4.	Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following sentence at the end of the subsection entitled “Regulatory Approvals—Japanese Antitrust Laws” as follows (as defined in the Schedule 14D-9, “JFTC” refers to the Japan Fair Trade Commission):

On March 14, 2016, the JFTC issued a clearance notification under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade.

5.	Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following sentence as a new paragraph at the end of the subsection entitled “Regulatory Approvals—Dutch Antitrust Laws” as follows:

The parties have determined that pre-closing filings under the Antitrust Laws of the Netherlands are not required.

6.	Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraph at the end of the subsection entitled “Litigation Related to the Offer” as follows:

The plaintiff in the action captioned Walter Wesley Woo v. Fairchild Semiconductor International, Inc., et al., C.A. No. 11798-VCL (Del. Ch.) filed an amended complaint under seal on March 11, 2016, and filed a public version of the amended complaint on March 16, 2016. The amended complaint continues to (i) allege that the Board has breached its fiduciary duties by failing to maximize the price to be paid in the Offer and by not providing stockholders with all material information needed to make an informed decision whether to tender their stock, and (ii) further allege that ON Semiconductor and Acquisition Sub have aided and abetted the purported breaches of fiduciary duty by the Board. As relief, the amended complaint continues to seek, among other things, an injunction against the Offer and the Merger, an accounting for damages, and an award of attorneys’ fees and costs. The Company, ON Semiconductor and Acquisition Sub continue to believe that the suit is without merit. The full public version of the amended complaint is attached as Exhibit (a)(5)(O) to the Schedule 14D-9 and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

1.	Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(K) the Exhibits as follows:

(a)(5)(L)	Presentation to Company Employees, distributed March 18, 2016.

(a)(5)(M)	Transcript of Presentation to Company Employees, distributed March 18, 2016.

(a)(5)(N)	Press Release, dated March 18, 2016 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO filed by ON Semiconductor and Acquisition Sub on March 18, 2016).

(a)(5)(O)	Amended Complaint filed by Walter Wesley Woo, on behalf of himself and all others similarly situated, on March 16, 2016, in the Court of Chancery, State of Delaware (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO filed by ON Semiconductor and Acquisition Sub on March 18, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 18, 2016

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name:	Paul D. Delva
Title:	Senior Vice President, General Counsel and Corporate Secretary